722811

4-2-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
APR 2 2002
080

FORM 6-K

Report of Foreign Issuer

02030032

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated April 2, 2002

Instrumentarium Corporation
(Translation of Registrant's Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland
(Address of Principal Executive Offices)

PROCESSED
APR 15 2002
P
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosures:

1. Stock Exchange Release dated April 2, 2002: "INSTRUMENTARIUM CORPORATION CAPITAL INCREASE REGISTERED ON APRIL 2, 2002 AND LISTING OF NEW SHARES ON APRIL 3, 2002"

April 2, 2002 at 9.45

INSTRUMENTARIUM CORPORATION SHARE CAPITAL INCREASE REGISTERED ON APRIL 2, 2002 AND LISTING OF NEW SHARES ON APRIL 3, 2002

Following the approval of bonus issue on March 25, 2002 by the Annual General Meeting of Instrumentarium Corporation, 24,084,371 new shares have been issued with an equivalent book value of two (2) euros. The increase of share capital amounting to 48,168,742 euros has been entered into Trade Register on April 2, 2002. As a consequence of the bonus issue, the share capital of Instrumentarium has increased to 96,337,484 euros from 48,168,742 euros and the total amount of shares has increased to 48,168,742 shares from 24,084,371 shares. The bonus issue was implemented by transferring 48,168,742 euros from the share premium fund to share capital.

The new shares shall be traded in the Helsinki Exchanges as old shares as of April 3, 2002 (trading code INS1V).

The new shares will give entitlement to full dividend as of the fiscal year beginning on January 1, 2002 and to other share-related rights as of April 2, 2002.

INSTRUMENTARIUM CORPORATION

Matti Salmivuori Juhani Lassila

DISTRIBUTION

The Helsinki Exchanges
Media

Further information:
Sean Donovan, Director, Investor Relations, tel. +358 10 394 34645

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: April 2, 2002

By: ______________________
Matti Salmivuori
Chief Executive Officer

Date: April 2, 2002

By: ______________________
Juhani Lassila
Group Treasurer